Mail Stop 4561

December 21, 2007

Ronald P. Vargo
Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199

Re: **Electronic Data Systems Corporation**
       Form 10-K for the fiscal year ended December 31, 2006
       Filed March 1, 2007
       Form 8-K
       Filed November 2, 2007
       File No. 001-31989

Dear Mr. Vargo:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. We note that your discussion of results of operations does not analyze your results of operations on a segment basis below the revenue line item while Note 12 to the

financial statements discloses segment operating income or loss as a measure of segment profitability. Known trends, demands, commitments, events or uncertainties within a segment that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06a. Also see Item 303 of Regulation S-K and our Release 33-8350. Please tell us how you considered these disclosure requirements in your segment MD&A. In addition, tell us what consideration has been given to presenting an analysis of your segment measure of profit or loss, or the line items within your segment measure of profit or loss, for each outsourcing segment and the non-outsourcing "All other" segment.

Gross Margin, page 19

2. With regard to your discussion of the underlying reasons for changes in your segment revenues, please tell us what consideration has been given to quantifying the reasons given for underlying changes between the periods. Where there are multiple and offsetting changes, describe what consideration has been given to including tabular presentation to facilitate a greater understanding by readers. Refer, for example, to your discussion of revenue growth in the Americas segment in fiscal 2006. Your discussion includes quantification of $90 million related to Verizon, however, the remaining increase of $259 million is not quantified. That is, we note that you enumerate various drivers for the remaining changes, such as contracts with new clients in your retail, energy and transportation industry groups, add-on business with existing clients in your financial services industry group and in Latin America, and your ExcellerateHRO business which began operations in March 2005.

3. You discuss in your Risk Factors on page 6 that market changes may result in decreased profitability and so you indicate that the "IT outsourcing market is commoditizing, which is shrinking margins on many of (y)our core offerings." Please tell us why in MD&A we do not see discussion of this margin trend or it's reasonably likely impact on future results of operations and financial position.

Revenue Recognition and Deferred Contract Costs, page 41

4. Your disclosure under Item 1A. "Risk Factors" on page 6 indicates you have certain IT outsourcing agreements that contain third-party benchmarking provisions which generally permit contractual rates to be compared to a range of market rates for comparable services on a periodic basis over the term of the agreement and can result in contract price adjustments. Tell us how you account for these provisions and why the critical accounting policies and revenue recognition policy disclosures do not address these provisions and their impact on revenue recognition. An arrangement fee that is variable until the occurrence of future events would generally not be fixed or determinable until the future event occurs. Tell us how your accounting complies with SAB Topic 13A.4, or other applicable accounting literature.

Form 8-K filed on November 2, 2007

5. We note the prominent presentation of the non-GAAP measure "Adjusted EPS" within the headline section of your news release furnished in Form 8-K. Please tell us how you determined that this presentation meets the requirements of Item 10, paragraph (e)(1)(i) of Regulation S-K. That is, such presentation appears to require the presentation, with greater or equal prominence, of the most closely related GAAP measure.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant